UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                            	SunPower Corporation
                  ----------------------------------------------
                                (Name of Issuer)


                          	Class A, Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)


                                  867652109
                              ---------------------
                                 (CUSIP Number)


                                  April 4, 2011
                                ----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]   Rule 13d-1(b)

                              [X]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.: 867652109                                           Page 2 of 5 Pages
.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         NORGES BANK (THE CENTRAL BANK OF NORWAY)
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ] N/A
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         NORWAY
.................................................................................

Number of       5.     Sole Voting Power                  2,748,610
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                0
Person With     ................................................................

                7.     Sole Dispositive Power             983,594
                ................................................................

                8.     Shared Dispositive Power           1,765,016
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,748,610
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         N/A
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         4.89%, calculated based on 56,178,140 Class A Common Stock issued and outstanding.
.................................................................................

12.      Type of Reporting Person:

         OO

CUSIP No.: 867652109                                    	Page 3 of 5 Pages


Item 1(a).        Name of Issuer:

                  SunPower Corporation (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:
		  3939 North 1st Street
		  San Jose, CA 95134
		  United States of America

Item 2(a).        Name of Person Filing:

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  NORGES BANK (CENTRAL BANK OF NORWAY)

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  Bankplassen 2
                  PO Box 1179 Sentrum
		  NO 0107 Oslo
		  Norway

Item 2(c).        Citizenship:
                  Norwegian

Item 2(d).        Title of Class of Securities:

                  Class A, Common Stock

Item 2(e).        CUSIP Number:

                  867652109

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c),

                  Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned

                  As of April 4, 2011, Norges Bank may be deemed to be the beneficial owner of 2,748,610 Class A Common shares.

Item 4(b)         Percent of Class:

		  The number of Shares which Norges Bank may be deemed to be the beneficial owner of constitutes approximately 4.89% of the total number of Class A Common Stock in issue, calculated based on 56,178,140 Class A Common Stock issued and outstanding.

                                                               Page 4 of 5 Pages


Item 4(c)         Number of Shares of which such person has:

NORGES BANK (CENTRAL BANK OF NORWAY)

(i) Sole power to vote or direct the vote:                    2,748,610

(ii) Shared power to vote or direct the vote:                 0

(iii) Sole power to dispose or direct the disposition of:     983,594

(iv) Shared power to dispose or direct the disposition of:    1,765,016


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [X]


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        NORGES BANK
Date: April 12, 2011
                                        By:       /s/ Jonas Lexmark
                                                  ----------------------
                                        Name:     Jonas Lexmark
                                        Title:    Analyst